SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                (Amendment No. 2)


                                  Epigen, Inc.
                                ---------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   294259 10 G
                                 --------------
                                 (CUSIP Number)


       Colin K. Harley, Harley & Deickler, P.O. Box 264 Woodbury, CT 06798
                                  203-263-2469
       -------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 30, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

                                                               Page 1 of 2 Pages

CUSIP NO. 294259 10 G                  13D                     Page 2 of 2 Pages


1.  NAMES OF REPORTING PERSONS - Richard E. Kent
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)[_]
                                                                          (b)[X]


3.  SEC USE ONLY


4.  SOURCE OF FUNDS*  - $12,000; Conversion of accrued director's fees for
                        12,000 shares of Common Stock



5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(D) OR 2(E)                                                     [_]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION  -  UNITED STATES


NUMBER OF                  7.  SOLE VOTING POWER  -  584,995
SHARES
BENEFICIALLY               8.  SHARED VOTING POWER  -  21,000*
OWNED BY
EACH                       9.  SOLE DISPOSITIVE POWER  -  584,995
REPORTING
PERSON WITH               10. SHARED DISPOSITIVE POWER  -  21,000*


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  - 584,995


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [_]


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 4.1%


14. TYPE OF REPORTING PERSON*  -  IN


*All voting and dispositive power identified as shared is shared with reporting person's spouse.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   07/06/01
                                           -------------------------
                                                    (Date)

                                             /s/:  Richard E. Kent
                                           -------------------------
                                                  (Signature)


                                           -------------------------
                                                 Richard E. Kent